UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period September 2005	File No. ___0-49947____

Storm Cat Energy Corp.

 (Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

Interim Financial Statements (unaudited) for the period ended June 30, 2005.

2.

Management Discussion and Analysis

3.

Certification of CEO

4.

Certification of CFO

5.

Management Information Circular

6.

Form of Proxy

7.

News Release dated September 20, 2005

8.

News Release dated September 22, 2005

9.

News Release dated September 28, 2005

10.

News Release dated September 29, 2005

11.

News Release dated October 18, 2005

12.

News Release dated October 20, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  __X__      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated: October 21, 2005	Signed: /s/ Paul Wiesner Paul Wiesner, Chief Financial Officer

Exhibits:

99.1    Interim Financial Statements (unaudited) for the period ended June 30, 2005.

99.2    Management Discussion and Analysis

99.3    Certification of CEO

99.4    Certification of CFO

99.5    Management Information Circular

99.6    Form of Proxy

99.7    News Release dated September 20, 2005

99.8    News Release dated September 22, 2005

99.9    News Release dated September 28, 2005

99.10  News Release dated September 29, 2005

99.12  News Release dated October 18, 2005

99.13  News Release dated October 20, 2005